Filed Pursuant to Rule 424(b)(2)
File Number 333-160129

Title of each class of	Maximum aggregate
securities offered	offering price	Amount of registration fee(1)
4.125% Senior Notes due 2016	$300,000,000	$34,830
5.750% Senior Notes due 2021	$500,000,000	$58,050

(1)	The aggregate filing fee of $92,880 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 14, 2011)

Willis Group Holdings Public Limited Company
$300,000,000 4.125% Senior Notes due 2016 and
$500,000,000 5.750% Senior Notes due 2021

Willis Group Holdings Public Limited Company (the “Issuer”) will issue $300 million aggregate principal amount of senior notes that will mature on March 15, 2016 and bear interest at 4.125% per annum (the “2016 Notes”) and $500 million aggregate principal amount of senior notes that will mature on March 15, 2021 and bear interest at 5.750% per annum (the “2021 Notes” and, together with the 2016 Notes, the “Notes”).

Interest on the Notes is payable semi-annually in arrears on March 15 and September 15 of each year beginning September 15, 2011. The Notes will rank equally with all future unsecured, unsubordinated indebtedness of the Issuer.

The Notes may be redeemed at the option of the Issuer in whole at any time or in part from time to time at the applicable “make-whole” redemption price specified under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest, if any, up to the redemption date.

Payment of the principal of and interest on the Notes is guaranteed by Willis Netherlands Holdings B.V., Willis Investment UK Holdings Limited, TA I Limited, Trinity Acquisition plc, Willis Group Limited and Willis North America Inc.

     Investing in the Notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus.

Application has been made to list the Notes on the Channel Islands Stock Exchange (“CISX”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per 2016	Per 2021
	Note	Note	Total

Public offering price(1)	99.487%	99.095%	$793,936,000
Underwriting discount	0.600%	0.650%	$5,050,000
Proceeds to Willis Group Holdings Public Limited Company (before expenses)	98.887%	98.445%	$788,886,000

(1)	Plus accrued interest, if any, from March 17, 2011.

The underwriters expect to deliver the Notes in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme on or about March 17, 2011.

Joint Book-Running Managers

Barclays Capital	Goldman, Sachs & Co.	Morgan Stanley

Transaction Advisor and Joint Lead Manager
Willis Capital Markets & Advisory

Joint Lead Managers

Citi	BofA Merrill Lynch	J.P. Morgan

Keefe, Bruyette & Woods	RBS	SunTrust Robinson Humphrey

Co-Managers

ING	Lloyds Securities	Wells Fargo Securities

March 14, 2011

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the Notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to the Notes. We refer to this prospectus supplement and the accompanying prospectus collectively as the “prospectus.” If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should assume that the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates.

We and the underwriters are not making an offer to sell the Notes in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the Notes and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for a person to make an offer or solicitation.

All references to “we,” “our,” “us,” the “Company” and the “Willis Group” in this prospectus supplement or the accompanying prospectus are to Willis Group Holdings Public Limited Company and its consolidated subsidiaries. All references to the “Issuer” in this prospectus supplement refer only to Willis Group Holdings Public Limited Company and not to any of its subsidiaries.

NOTE REGARDING FORWARD-LOOKING STATEMENTS AND CERTAIN RISKS

We have included in this document (including the information incorporated by reference in this prospectus) “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts that address activities, events or developments that we expect or anticipate may occur in the future, including such things as our outlook, future capital expenditures, growth in commissions and fees, business strategies, competitive strengths, goals, the benefits of new initiatives, growth of our business and operations, plans and references to future successes, are forward-looking statements. Also, when we use the words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probably,” or similar expressions, we are making forward-looking statements.

There are important uncertainties, events and factors that could cause our actual results or performance to differ materially from those in the forward-looking statements contained in this document, including the following:

•	the impact of any regional, national or global political, economic, business, competitive, market, environmental and regulatory conditions on our global business operations;

•	the impact of current financial market conditions on our results of operations and financial condition, including as a result of any insolvencies of or other difficulties experienced by our clients, insurance companies or financial institutions;

•	our ability to continue to manage our significant indebtedness;

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•	our ability to compete effectively in our industry;

•	our ability to implement and realize anticipated benefits of the 2011 operational review, the Willis Cause or any other initiative we pursue;

•	material changes in the commercial property and casualty markets generally or the availability of insurance products or changes in premiums resulting from a catastrophic event, such as a hurricane, or otherwise;

•	the volatility or declines in other insurance markets and premiums on which our commissions are based, but which we do not control;

•	our ability to retain key employees and clients and attract new business;

•	the timing or ability to carry out share repurchases or take other steps to manage our capital and the limitations in our long-term debt agreements that may restrict our ability to take these actions;

•	any fluctuations in exchange and interest rates that could affect expenses and revenue;

•	rating agency actions that could inhibit our ability to borrow funds or the pricing thereof;

•	a significant decline in the value of investments that fund our pension plans or changes in our pension plan funding obligations;

•	our ability to achieve the expected strategic benefits of transactions;

•	our ability to receive dividends or other distributions in needed amounts from our subsidiaries;

•	changes in the tax or accounting treatment of our operations;

•	any potential impact from the U.S. healthcare reform legislation;

•	the potential costs and difficulties in complying with a wide variety of foreign laws and regulations and any related changes, given the global scope of our operations;

•	our involvements in and the results of any regulatory investigations, legal proceedings and other contingencies;

•	risks associated with non-core operations including underwriting, advisory or reputational;

•	our exposure to potential liabilities arising from errors and omissions and other potential claims against us; and

•	the interruption or loss of our information processing systems or failure to maintain secure information systems.

The foregoing list of factors is not exhaustive and new factors may emerge from time to time that could also affect actual performance and results. For additional factors see the section entitled “Risk Factors.”

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included in this document, our inclusion of this information is not a representation or guarantee by us that our objectives and plans will be achieved.

Our forward-looking statements speak only as of the date made and we will not update these forward-looking statements unless the securities laws require us to do so. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document may not occur, and we caution you against unduly relying on these forward-looking statements.

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WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our ordinary shares are listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site referred to above.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. To fully understand this offering, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” in this prospectus supplement and our financial statements and the related Notes incorporated by reference in this prospectus supplement or the accompanying prospectus before making an investment decision.

The Company

We provide a broad range of insurance brokerage, reinsurance and risk management consulting services to our clients worldwide. We have approximately 20,000 employees around the world (including approximately 3,000 at our associate companies) and a network in excess of 400 offices in some 100 countries.

Willis Group Holdings Public Limited Company is incorporated in Ireland and is the ultimate holding company for the Willis Group.

Each of Willis Netherlands Holdings B.V., Willis Investment UK Holdings Limited, TA I Limited, Trinity Acquisition plc, Willis Group Limited and Willis North America Inc. are direct or indirect wholly-owned subsidiaries of Willis Group Holdings Public Limited Company that act as holding companies of each other or other subsidiaries.

For administrative convenience, we utilize the offices of Willis Group Limited as our principal executive offices, located at The Willis Building, 51 Lime Street, London EC3M 7DQ, England. The telephone number is (44) 203 124 6000. Our web site address is www.willis.com. The information on our website is not a part of this prospectus.

THE OFFERING

Issuer	Willis Group Holdings Public Limited Company

Notes offered	$300,000,000 aggregate principal amount of senior notes due 2016 and $500,000,000 aggregate principal amount of senior notes due 2021.

Interest rate	The 2016 Notes will bear an interest rate equal to 4.125% per annum and the 2021 Notes will bear an interest rate equal to 5.750% per annum .

Interest payment dates	Interest on the Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2011.

Maturity	The 2016 Notes will mature on March 15, 2016, and the 2021 Notes will mature on March 15, 2021.

Form and denomination	The Notes will be issued in fully registered form in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Ranking	The Notes will be senior unsubordinated unsecured obligations of Willis Group Holdings Public Limited Company and will:

• rank equally with all of the Issuer’s existing and future unsubordinated and unsecured debt;

• rank equally with the Issuer’s guarantees of Willis North America Inc.’s 5.625% senior notes due 2015, 6.200% senior notes due 2017 and 7.000% senior notes due 2019 (collectively, the “Willis North America Debt Securities”), Trinity Acquisition plc’s 12.875% senior notes due 2016 (the “12.875% Notes”) and any debt under our senior credit facilities;

• be senior in right of payment to all of the Issuer’s future subordinated debt;

• be effectively subordinated to all of the Willis Group’s future secured debt to the extent of the value of the assets securing such debt; and

• be guaranteed on a senior unsecured basis by the Guarantors, as defined below.

As of December 31, 2010, after giving effect to this offering and the application of the net proceeds therefrom, the total outstanding senior indebtedness of Willis Group Holdings Public Limited Company that would rank equally with the Notes would have been approximately $2,477 million (including the Notes).

Willis Group Holdings Public Limited Company has only a stockholder’s claim on the assets of its subsidiaries. This stockholder’s claim is junior to the claims that creditors of subsidiaries of Willis Group Holdings Public Limited Company have against those subsidiaries. Holders of the Notes will only be creditors of Willis Group Holdings Public Limited Company and the Guarantors, as defined below, and not creditors of its other subsidiaries. As a result, all the existing and future liabilities of Willis Group Holdings Public Limited Company’s non-guarantor subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Notes.

As of December 31, 2010, the non-guarantor subsidiaries of Willis Group Holdings Public Limited Company had $4 million of outstanding indebtedness, other than ordinary course trade payables. As of December 31, 2010, the non-guarantor subsidiaries of Willis Group Holdings Public Limited Company represented 90% of total assets and accounted for substantially all of total revenue of the Willis Group.

For more information on the ranking of the Notes, see “Description of Notes — Ranking.”

Additional Amounts	Any payments made by Willis Group Holdings Public Limited Company or any Guarantor with respect to the Notes will be made without withholding or deduction for taxes in any relevant taxing jurisdiction unless required by law. If we are required by law to withhold or deduct for such taxes with respect to a payment to the holders of the Notes, subject to certain exceptions, we will pay the additional amounts necessary so that the net amount received by the holders of the Notes after the withholding is not less than the amount that they would have received in the absence of the withholding, subject to certain exceptions. See “Description of Notes — Additional Amounts.”

Early Redemption for Tax Reasons	In the event of certain changes affecting taxation, Willis Group Holdings Public Limited Company may redeem the Notes in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption. See “Description of Notes — Early Redemption for Tax Reasons.”

Redemption	The Notes may be redeemed prior to maturity in whole at any time or in part from time to time, at the option of Willis Group Holdings Public Limited Company, at the applicable “make-whole” redemption price. In the case of any such redemption, Willis Group Holdings Public Limited Company will also pay accrued and unpaid interest, if any, to the redemption date. For more detailed information on the calculation of the redemption price, see “Description of Notes — Optional Redemption.”

Guarantees	Payment of principal, premium, if any, and interest on the Notes is fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Willis Netherlands Holdings B.V., Willis Investment UK Holdings Limited, TA I Limited, Trinity Acquisition plc, Willis Group Limited and Willis North America Inc. (the “Guarantors”). Each guarantee will be:

• a general unsecured obligation of the applicable Guarantor;

• equal in ranking with any existing or future unsecured debt of such Guarantor that is not expressly subordinated in right of payment to such guarantee, including such Guarantor’s guarantee of the Willis North America Debt Securities, the 12.875% Notes and such Guarantor’s guarantee under our senior credit facilities;

• senior in right of payment to any existing or future debt of the applicable Guarantor that is expressly subordinated in right of payment to such guarantee; and

• effectively subordinated to any existing or future secured debt of such Guarantor to the extent of the value of the assets securing such debt.

As of December 31, 2010, after giving effect to this offering and the application of the net proceeds therefrom, the total outstanding debt of the Guarantors in the aggregate would have been approximately $2,477 million.

For more information on the guarantee of the Notes, see “Description of Notes — Guarantees.”

Further issuances	Willis Group Holdings Public Limited Company may, without notice to or consent of the holders of the Notes, create and issue further Notes ranking equally and ratably with the Notes offered by this prospectus supplement in all respects, so that such further Notes will be consolidated and form a single series with the Notes of the related series offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise except for the issue price and date and, if applicable, the initial interest accrual date and interest payment date.

Use of proceeds	We intend to use the net proceeds from this offering to repurchase and/or redeem all of Trinity Acquisition plc’s outstanding 12.875% Notes and for general corporate purposes.

Conflict of interest	As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repurchase and/or redeem all of Trinity Acquisition plc’s outstanding 12.875% Notes. Because affiliates of Goldman, Sachs & Co., as holders of the 12.875% Notes, will receive more than 5% of the net proceeds of this offering, the offering will be conducted in accordance with Rule 5121 of the Conduct Rules of the National Association of Securities Dealers, as administered by the Financial Industry Regulatory Authority, Inc. See “Conflicts of Interest.”

Risk factors	See page S-8 of this prospectus supplement and page 4 of the accompanying prospectus for a discussion of risks you should consider before making an investment in the Notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data of Willis Group Holdings Public Limited Company presented below as of and for each of the years in the three-year period ended December 31, 2010 have been derived from the audited consolidated financial statements of Willis Group Holdings Public Limited Company, which are incorporated herein by reference, which have been prepared in accordance with U.S. GAAP.

The summary consolidated financial data presented below as of and for each of the three years ended December 31, 2010 should be read in conjunction with our audited consolidated financial statements and the related Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

Pursuant to Rule 3-10 of Regulation S-X promulgated by the SEC, we do not include separate financial statements for any of the Guarantors in our periodic Exchange Act filings. We do include condensed consolidating financial information in our periodic Exchange Act filings that presents information for Willis Group Holdings Public Limited Company (on a stand-alone basis); the Guarantors; and other subsidiaries of Willis Group Holdings Limited that are not Guarantors — see note 30 to our audited consolidated financial statements for the year ended December 31, 2010 in our Current Report on Form 8-K, filed on March 14, 2010.

	Year Ended December 31,
	2010		2009		2008
	($ in millions, except ratios and
	per share data)

Statement of Operations Data:
Total revenues	$3,339		$3,263		$2,827
Salaries and benefits	(1,873)		(1,827)		(1,638)
Other operating expenses	(566)		(591)		(603)
Depreciation expense and amortization of intangible assets	(145)		(164)		(90)
Gain on disposal of UK head office	—		—		7
Net (loss)/gain on disposal of operations	(2)		13		—
Operating income	753		694		503
Interest expense	(166)		(174)		(105)
Income before income taxes, interest in earnings of associates and noncontrolling interest	587		520		398
Income taxes	(140)		(96)		(97)
Interest in earnings of associates, net of tax	23		33		22
Noncontrolling interest, net of tax	(15)		(21)		(21)
Discontinued operations, net of taxes	—		2		1
Net income attributable to Willis Group Holdings	$455		$438		$303
Balance Sheet Data (as of period end)
Total assets	$15,847		$15,625		$16,402
Net assets	2,608		2,229		1,895
Debt	$2,267		$2,374		$2,650
Ordinary shares and additional paid-in capital	985		918		886
Total Willis Group Holdings stockholders’ equity	2,577		2,180		1,845
Other Financial Data:
Capital expenditures (excluding capital leases)	83		96		94
Cash dividends declared per common share	1.04		1.04		1.04
Ratio of debt to total capitalization	47%		52%		58%
Ratio of earnings to fixed charges	3.9	x	3.4	x	3.7	x
Adjusted EBITDA(1)	912		869		690
Ratio of Debt to Adjusted EBITDA(1)	2.5	x	2.7	x	3.8	x

(1)	Management believes that Adjusted EBITDA is a useful supplemental measure of operating performance because it excludes items that we do not consider indicative of our core performance. In calculating Adjusted EBITDA, we adjust net income for such things as income tax (benefit) expense, interest expense, depreciation expense and amortization of intangibles, reorganization items, gain (loss) on disposal of operations, and the gain on disposal of our London headquarters.

However, Adjusted EBITDA is not prepared in accordance with accounting principles generally accepted in the United States, or “GAAP,” and should be considered in addition to, not as a substitute for or superior to, net income (loss) and net cash provided by operating activities, or other financial measures prepared in accordance with GAAP.

We present this non-GAAP financial measure, as we believe such information is of interest to the investment community because it provides additional meaningful methods of evaluating certain aspects of the Company’s operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. Management also believes Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our future requirements for contractual commitments or our future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or requirements for, our working capital;

•	Adjusted EBITDA does not reflect interest expense or principal payments on our debt;

•	Adjusted EBITDA does not reflect payments for income taxes;

•	Adjusted EBITDA does not reflect any replacements of tangible or intangible assets; and

•	Other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the Adjusted EBITDA measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss). Further, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

For the years ended December 31, 2007 and 2006, our Adjusted EBITDA was $684 million and $614 million, Debt was $1,250 million and $800 million, and the ratio of Debt to Adjusted EBITDA was 1.83x and 1.30x, respectively.

A reconciliation of net income (loss) to Adjusted EBITDA is set forth in the following table:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	($ in millions, except ratios)

Reconciliation of net income to Adjusted EBITDA:
Net income, GAAP basis	$455	$438	$303	$409	$449
Plus:
Depreciation expense and amortization of intangible assets	145	164	90	66	63
Interest expense	166	174	105	66	38
Income taxes	140	96	97	144	63
Subtotal	$906	$872	$595	$685	$613
Adjusting items:
Interest in earnings of associates, net of tax	(23)	(33)	(22)	(16)	(16)
Noncontrolling interest, net of tax	15	21	21	17	18
Discontinued operations, net of taxes	—	(2)	(1)	—	—
Venezuela currency devaluation(a)	12	—	—	—	—
Net (gain) loss on disposal of operations	2	(13)	—	(2)	4
HRH Integration costs(b)	—	18	5	—	—
Costs associated with the redomicle of the parent company(c)	—	6	—	—	—
Salaries & benefits — severance(d)	—	—	24	—	35
Salaries & benefits — other(e)	—	—	42	—	21
Other operating expenses(f)	—	—	26	—	38
(Gain) on disposal on London Headquarters(g)	—	—	—	—	(99)
Adjusted EBITDA	$912	$869	$690	$684	$614

(a)	With effect from January 1, 2010 the Venezuelan economy was designated as hyper-inflationary. The Venezuelan government also devalued the Bolivar Fuerte in January 2010. As a result of these actions, we recorded a one-time charge in other operating expenses to reflect the re-measurement of its net assets denominated in Venezuelan Bolivar Fuerte.

(b)	Costs incurred integrating our then existing North America operations and Hilb Rogal & Hobbs Company.

(c)	Costs incurred in connection with the redomicile of the Group’s holding company from Bermuda to Ireland.

(d)	Severance costs relate to headcount reduction programs in 2008 and 2006 which eliminated approximately 350 and 500 positions, respectively.

(e)	Other salaries & benefits costs incurred as part of expense reviews in 2008, primarily relating to contract buy outs, and 2006.

(f)	Other operating costs incurred as part of the expense reviews in 2008 and 2006. In 2008, these primarily related to property and systems rationalization and in 2006 these included professional fees, lease termination costs and vacant space provisions.

(g)	In 2006, we completed the sale of our then London headquarters and recognized a gain on sale of $99 million.

RISK FACTORS

You should carefully consider these risk factors, the risk factors in the accompanying prospectus, the risks described in the documents incorporated by reference in this prospectus, and all of the other information herein and therein before making an investment decision. See the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference.

Risks Related to the Notes

Because there is no established trading market for the Notes, you may not be able to resell your Notes.

The Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market. Although we intend to list the Notes on the CISX, we cannot assure you as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their Notes; or

•	the price at which the holders would be able to sell their Notes.

If a trading market were to develop, the Notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar Notes and our financial performance.

We understand that certain of the underwriters presently intend to make a market in the Notes. However, they are not obligated to do so, and any market-making activity with respect to the Notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the offering of the Notes. We cannot assure you that an active trading market will exist for the Notes or that any trading market that does develop will be liquid.

The Issuer is a holding company and therefore depends on its subsidiaries to service its obligations under the Notes and other indebtedness. The Issuer’s ability to repay the Notes depends upon the performance of its subsidiaries and their ability to make distributions to the Issuer. Similar constraints apply with respect to the guarantees.

The Issuer depends on its subsidiaries, which conduct the operations of our insurance brokerage business, for dividends and other payments to generate the funds necessary to meet its financial obligations, including payments of principal and interest on the Notes. However, none of its subsidiaries is obligated to make funds available to the Issuer for payment on the Notes. In addition, legal restrictions and contractual restrictions in agreements governing future indebtedness, as well as financial condition and operating requirements of the Issuer’s subsidiaries, may limit the Issuer’s ability to obtain cash from these subsidiaries. The earnings from, or other available assets of, the Issuer’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable the Issuer to make payments in respect of the Notes when such payments are due. In addition, even if such earnings were sufficient, we cannot assure you that the agreements governing the future indebtedness of the Issuer’s subsidiaries will permit such subsidiaries to provide the Issuer with sufficient dividends, distributions or loans to fund interest and principal payments on the Notes offered hereby when due.

Because the Guarantors of the Notes are all direct and indirect subsidiaries of the Issuer and are also holding companies, the restrictions and constraints described above apply similarly to the Guarantors’ ability to perform their obligations under the guarantees, including with respect to payments of principal and interest under the Notes.

United States federal and state statutes and applicable Dutch and U.K. law may allow courts, under specific circumstances, to void, vary or subordinate guarantees and require noteholders to return payments received from Guarantors.

The Issuer is an Irish company. Willis Netherlands Holdings B.V. is a Dutch company. Willis North America Inc. is a Delaware corporation. Each other Guarantor is a company organized under the laws of England and Wales.

The laws of The Netherlands, the jurisdiction in which Willis Netherlands Holdings B.V. is organized, may limit its ability to guarantee debts. These limitations arise under various provisions and principles of corporate law, which can require sister and subsidiary guarantors to receive adequate corporate benefit from the financing or which prohibit payments to or any other equivalent transaction with the shareholders or affiliates if such payments diminish the subsidiary guarantor’s assets or in the situation where such payments could be viewed as distribution and/or may be regarded as violating the purpose of the guarantors. If these limitations were not observed, the guarantees of the Notes would be subject to legal challenge. In connection with potential local law restrictions, the guarantees will contain language limiting the amount of debt guaranteed. However, it is not clear under Dutch law to what extent such contractual limitations can remove the risks connected with upstream, cross-stream and third party guarantees. Furthermore, there can be no assurance that a third-party creditor would not challenge the guarantees and prevail in court.

Pursuant to Dutch law, if a legal act performed by a Dutch guarantor is prejudicial to the interests of its creditors, the validity of such legal act may, in certain circumstances, be contested by such creditors or, in the event of the bankruptcy of such guarantor, by the bankruptcy trustee.

Pursuant to Dutch fraudulent conveyance rules (actio pauliana): any legal act performed without obligation by a bankrupt entity prior to the filing of a motion for bankruptcy, whereby such bankrupt entity was or should have been aware that such legal act would result in prejudice to its creditors, may be avoided by the bankruptcy trustee; however, if such legal act was multilateral or (albeit unilateral) directed towards other parties and performed against some consideration, the bankruptcy trustee can only avoid such act if he can demonstrate that the other party was aware of should have been aware that such act would result in prejudice to other creditors of the bankrupt entity. Under certain circumstances described by law, if a bankrupt entity has performed a legal act within one year prior to the filing of a motion for bankruptcy, the bankrupt entity is, or both the bankrupt entity and the other party are, deemed to have been aware that such legal act would result in prejudice to its creditors.

Additionally, under U.K. insolvency law, the liquidator or administrator of a company in liquidation or administration (respectively) may apply to the court to void or vary a transaction entered into by such company at an undervalue, if such company was insolvent at the time of, or became insolvent as a consequence of, the transaction. A transaction at an undervalue includes a transaction involving a gift by the company or where the company received consideration of significantly less value than the benefit given by such company. A transaction at an undervalue completed within two years prior to the commencement of a formal insolvency process could be challenged, as could an action which puts a creditor, surety or guarantor into a better position at the expense of other creditors (known as a preference) that occurs up to two years prior to the commencement of a formal insolvency process if the preferred party is a ‘connected person’ (as defined in the UK Insolvency Act 1986) or six months prior to the commencement of a formal insolvency process if the preferred party is not connected.

Separately, a transaction at an undervalue which was entered into with the intention of placing assets out of the reach of a particular party could be challenged by that party as a transaction which defrauds creditors, whether or not the company ever entered into a formal insolvency process. The time bar for challenging these types of transactions is at least six years.

A court generally will not interfere with a transaction at an undervalue if the company entered the transaction in good faith for the purposes of carrying on its business and there were reasonable grounds for believing the transaction would benefit the company.

Under the U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of the Guarantor if, among other things, the Guarantor, at the time it incurred the indebtedness evidenced by its guarantee (1) issued the guarantee with the intent of hindering, delaying or defrauding any current or future creditor or contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of other creditors or (2) received less than reasonably equivalent value or fair consideration for issuing its guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the Guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that Guarantor pursuant to its guarantee could be voided and required to be returned to the Guarantor, or to a fund for the benefit of the creditors of the Guarantor.

On the basis of historical financial information, recent operating history and other factors, we believe, after giving effect to the debt incurred by us and the Guarantors in connection with this offering of Notes, and the application of the proceeds therefrom, neither we nor the Guarantors will be insolvent, will have unreasonably small capital for the business in which we are engaged or will have incurred debts beyond each of our ability to pay such debts as they mature. We believe that the guarantees will not be issued at less than fair value, that they are being issued in good faith for purposes of carrying on the Guarantors’ business and that there are reasonable grounds for believing that this offering of Notes will benefit the Guarantors. However, we cannot assure you as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

The obligations under the Notes are structurally subordinated to liabilities of our non-guarantor subsidiaries.

Claims of the creditors of our non-guarantor subsidiaries have priority as to the assets of such non-guarantor subsidiaries over the claims of the Issuer or the Guarantors. Consequently, in the event of insolvency of the Issuer or the Guarantors, the claims of holders of the Notes would be structurally subordinated to the prior claims of the creditors of our non-guarantor subsidiaries with respect to the assets of such non-guarantor subsidiaries. As of December 31, 2010, the non-guarantor subsidiaries of Willis Group Holdings Public Limited Company had $4 million of outstanding indebtedness, other than ordinary course trade payables. As of December 31, 2010, the non-guarantor subsidiaries of Willis Group Holdings Public Limited Company represented 90% of total assets and accounted for substantially all of total revenue of the Willis Group.

Risks Related To Our Business

Competitive Risks

Worldwide economic conditions could have an adverse effect on our business.

Our business and operating results are materially affected by worldwide economic conditions. Current global economic conditions coupled with declining customer and business confidence, increasing energy prices, and other challenges, may have a significant negative impact on the buying behavior of some of our clients as their businesses suffer from these conditions. In particular, financial institutions, construction, aviation, and logistics businesses such as marine cargo are most likely to be affected. Further, the global economic downturn is also negatively affecting some of the international economies that have supported the strong growth in our International operations. Our employee benefits practice may also be adversely affected as businesses continue to downsize during this period of economic turmoil. In addition, a growing number of insolvencies associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. While it is difficult to predict consequences of any further deterioration in global economic conditions on our business, any significant reduction or delay by our clients in purchasing insurance or making payment of premiums could have a material adverse impact on our financial condition and results of operations.

The potential for a significant insurer to fail or withdraw from writing certain lines of insurance coverages that we offer our clients could negatively impact overall capacity in the industry, which could then reduce the placement of certain lines and types of insurance and reduce our revenues and profitability. The potential for an insurer to fail could also result in errors and omissions claims by clients.

Since 2008, we have launched certain initiatives, such as the Company’s recently announced 2011 review of operations, the Willis Cause, Right Sizing Willis, Funding for Growth, and Shaping Our Future, to achieve cost-savings or fund our future growth plans. In light of the global economic uncertainty, we continue to vigorously manage our cost base in order to fund further growth initiatives, but we cannot be certain whether we will be able to realize any further benefits from these initiatives or any new initiatives that we may implement.

While we focus on our core retail and specialist broking operations, we do have certain other businesses that are not material to the Group as a whole but which, in any period, could have a material affect on our results of operations.

We do not control the premiums on which our commissions are based, and volatility or declines in premiums may seriously undermine our profitability.

We derive most of our revenues from commissions and fees for brokerage and consulting services. We do not determine insurance premiums on which our commissions are generally based. Premiums are cyclical in nature and may vary widely based on market conditions. From the late 1980s through late 2000, insurance premium rates generally declined as a result of a number of factors, including the expanded underwriting capacity of insurance carriers; consolidation of both insurance intermediaries and insurance carriers; and increased competition among insurance carriers. From 2000 to 2003, we benefited from a ‘hard’ market with premium rates stable or increasing. During 2004, we saw a rapid transition from a hard market, with premium rates stable or increasing, to a ‘soft’ market, with premium rates falling in most markets. The soft market continued to have an adverse impact on our commission revenues and operating margin from 2005 through 2008. Rates continued to decline in most sectors through 2005 and 2006, with the exception of catastrophe-exposed markets. In 2007, the market softened further with decreases in many of the market sectors in which we operated and this continued into 2008 with further premium rate declines across our market sectors. In 2009, the stabilization of rates in the reinsurance market and some specialty markets was offset by the continuing soft market in other sectors and the adverse impact of the weakened economic environment across the globe. Our North America and UK and Irish retail operations have been particularly impacted by the weakened economic climate and continued soft market throughout both 2009 and 2010 with no material improvement in rates across most sectors. This resulted in declines in 2009 revenues in these operations with only modest improvement in 2010, particularly amongst our smaller clients who have been especially vulnerable to the economic downturn.

In addition, as traditional risk-bearing insurance carriers continue to outsource the production of premium revenue to non-affiliated agents or brokers such as ourselves, those insurance carriers may seek to reduce further their expenses by reducing the commission rates payable to those insurance agents or brokers. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly undermine our profitability.

Competition in our industry is intense, and if we are unable to compete effectively, we may suffer lower revenue, reduced operating margins and lose market share which could materially and adversely affect our business.

We face competition in all fields in which we operate, based on global capability, product breadth, innovation, quality of service and price. We compete with Marsh & McLennan and Aon, the two other providers of global risk management services, as well as with numerous specialist, regional and local firms. Competition for business is intense in all our business lines and in every insurance market, and the other two providers of global risk management services have substantially greater market share than we do. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, rather than purchase additional insurance through brokers, many insureds have been retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies have been increasingly relying upon their own subsidiary insurance companies, known as captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services.

In 2005, we, along with Marsh & McLennan and Aon, agreed to implement certain business reforms which included codification of our voluntary termination of contingent commission arrangements with insurers. However, most other special, regional and local insurance brokers continued to accept contingent compensation and did not disclose the compensation received in connection with providing policy placement services to its customers. In February 2010, we entered into the Amended and Restated Assurance of Discontinuance with the Attorney General of the State of New York and the Amended and Restated Stipulation with the Superintendent of Insurance of the

State of New York which ended many of the requirements previously imposed upon us. The new agreement no longer limits the type of compensation we will receive and lowers the compensation disclosure requirements we must make to our clients.

We continue to refuse to accept contingent commissions from carriers in our retail brokerage business. To our knowledge, we are the only insurance broker that takes this stance. We seek to increase revenue through higher commissions and fees that we disclose to our clients, and to generate profitable revenue growth by focusing on the provision of value-added risk advisory services beyond traditional brokerage activities. Although we continue to believe in the success of our strategy, we cannot be certain that such steps will help us to continue to generate profitable organic revenue growth. If we are unable to compete effectively against our competitors who are accepting or may accept contingent commissions, we may suffer lower revenue, reduced operating margins and loss of market share which could materially and adversely affect our business.

Dependence on Key Personnel — The loss of our Chairman and Chief Executive Officer or a number of our senior management or a significant number of our brokers could significantly impede our financial plans, growth, marketing and other objectives.

The loss of our Chairman and Chief Executive Officer or a number of our senior management or a significant number of our brokers could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our Chairman and Chief Executive Officer, Joseph J. Plumeri and other members of our senior management, but also on the individual brokers and teams that service our clients and maintain client relationships. The insurance and reinsurance brokerage industry has in the past experienced intense competition for the services of leading individual brokers and brokerage teams, and we have lost key individuals and teams to competitors. We believe that our future success will depend in part on our ability to attract and retain additional highly skilled and qualified personnel and to expand, train and manage our employee base. We may not continue to be successful in doing so because the competition for qualified personnel in our industry is intense.

Legal and Regulatory Risks

Our compliance systems and controls cannot guarantee that we are in compliance with all applicable federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in applicable laws and regulations in the jurisdictions in which we operate may have an adverse effect on our business.

Our activities are subject to extensive regulation under the laws of the United States, the United Kingdom and the European Union and its member states, and the other jurisdictions in which we operate. Indeed, over the last few years, there has been a general increase in focus and developments in these laws and regulations. Compliance with laws and regulations that are applicable to our operations is complex and may increase our cost of doing business. These laws and regulations include insurance industry regulations, economic and trade sanctions and laws against financial crimes such as money laundering, bribery or other corruption, such as the U.S. Foreign Corrupt Practices Act. In most jurisdictions, governmental and regulatory authorities have the ability to interpret and amend these laws and regulations and impose penalties for non-compliance, including sanctions, civil remedies, fines, injunctions, revocation of licenses or approvals, suspension of individuals, limitations on business activities or redress to clients.

Given the increased interest expressed by UK and US regulators in the effectiveness of compliance controls relating to financial crime in our market sector in particular, we began a voluntary internal review of our policies and controls four years ago. This review includes analysis and advice from external experts on best practices, review of public regulatory decisions, and discussions with government regulators in the UK and US. In addition, the U.K. Financial Services Authority is conducting an investigation of some of our compliance systems and controls between 2005 and 2009. While we are fully cooperating with our regulators, we are unable to predict at this time when these matters will be concluded. We do not believe that such matters will result in any material fines or sanctions from UK or US regulators, but there can be no assurance that any resolution will not have an adverse impact on our ability to conduct our business in certain jurisdictions. While we believe that our current systems and controls are adequate and in accordance with all applicable laws and regulations, we cannot assure that such systems and controls will prevent any violations of applicable laws and regulations.

Our business, results of operations, financial condition or liquidity may be materially adversely affected by actual and potential claims, lawsuits and proceedings.

We are subject to various actual and potential claims, lawsuits, investigations and other proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Because we often assist our clients with matters, including the placement of insurance coverage and the handling of related claims, involving substantial amounts of money, errors and omissions claims against us may arise which allege our potential liability for all or part of the amounts in question.

Claimants can seek large damage awards and these claims can involve potentially significant defense costs. Such claims, lawsuits and other proceedings could, for example, include allegations of damages for our employees or sub-agents improperly failing to place coverage or notify claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. Errors and omissions claims, lawsuits and other proceedings arising in the ordinary course of business are covered in part by professional indemnity or other appropriate insurance. The terms of this insurance vary by policy year and self-insured risks have increased significantly in recent years. In respect of self-insured risks, we have established provisions against these items which we believe to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments. Our business, results of operations, financial condition and liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. Our ability to obtain professional indemnity insurance in the amounts and with the deductibles we desire in the future may be adversely impacted by general developments in the market for such insurance or our own claims experience.

We are also subject to actual and potential claims, lawsuits, investigations and proceedings outside of errors and omissions claims. The material actual or potential claims, lawsuits and proceedings to which we are currently subject, including but not limited to errors and omissions claims, are: (1) potential claims arising out of various legal proceedings between reinsurers, reinsureds and their reinsurance brokers relating to personal accident excess of loss reinsurance placements for the years 1993 to 1998; and (2) claims relating to the collapse of The Stanford Financial Group, for which we acted as brokers of record on certain lines of insurance.

The ultimate outcome of these matters cannot be ascertained and liabilities in indeterminate amounts may be imposed on us. It is thus possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters. In addition, these matters continue to divert management and personnel resources away from operating our business. Even if we do not experience significant monetary costs, there may also be adverse publicity associated with these matters that could result in reputational harm to the insurance brokerage industry in general or to us in particular that may adversely affect our business, client or employee relationships.

Interruption to or loss of our information processing capabilities or failure to effectively maintain and upgrade our information processing systems could cause material financial loss, loss of human resources, regulatory actions, reputational harm or legal liability.

Our business depends significantly on effective information systems. Our capacity to service our clients relies on effective storage, retrieval, processing and management of information. Our information systems also rely on the commitment of significant resources to maintain and enhance existing systems and to develop new systems in order to keep pace with continuing changes in information processing technology or evolving industry and regulatory standards. The acquisition of Hilb Rogal & Hobbs Company (“HRH”) and additional information systems has added to this exposure. If the information we rely on to run our business were found to be inaccurate or unreliable or if we fail to maintain effective and efficient systems (including through a telecommunications failure, failure to replace or update redundant or obsolete computer applications or software systems or if we experience other disruptions), this could result in material financial loss, regulatory action, reputational harm or legal liability.

Our inability to successfully recover should we experience a disaster or other significant disruption to business continuity could have a material adverse effect on our operations.

Our ability to conduct business may be adversely affected, even in the short-term, by a disruption in the infrastructure that supports our business and the communities where we are located. This may include a disruption caused by restricted physical site access, terrorist activities, disease pandemics, or outages to electrical, communications or other services used by our company, our employees or third parties with whom we conduct business. Although we have certain disaster recovery procedures in place and insurance to protect against such contingencies, such procedures may not be effective and any insurance or recovery procedures may not continue to be available at reasonable prices and may not address all such losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide services. Our inability to successfully recover should we experience a disaster or other significant disruption to business continuity could have a material adverse effect on our operations.

Improper disclosure of personal data could result in legal liability or harm our reputation.

One of our significant responsibilities is to maintain the security and privacy of our clients’ confidential and proprietary information and the personal data of their employees. We maintain policies, procedure and technological safeguards designed to protect the security and privacy of this information in our database. However, we cannot entirely eliminate the risk of improper access to or disclosure of personally identifiable information. Our technology may fail to adequately secure the private information we maintain in our databases and protect it from theft or inadvertent loss. In such circumstances, we may be held liable to our clients, which could result in legal liability or impairment to our reputation resulting in increased costs or loss of revenue. Further database privacy, identity theft, and related computer and internet issues are matters of growing public concern and are subject to frequently changing rules and regulations. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace.

Financial Risks

Our outstanding debt could adversely affect our cash flows and financial flexibility.

As of December 31, 2010, we had total consolidated debt outstanding of approximately $2.3 billion and interest expense for the year ended December 31, 2010 was $166 million. Although management believes that our cash flows will be more than adequate to service this debt, there may be circumstances in which required payments of principal and/or interest on this debt could adversely affect our cash flows and this level of indebtedness may:

•	require us to dedicate a significant portion of our cash flow from operations to payments on our debt, thereby reducing the availability of cash flow to fund capital expenditures, to pursue other acquisitions or investments in new technologies, to pay dividends and for general corporate purposes;

•	increase our vulnerability to general adverse economic conditions, including if we borrow at variable interest rates, which makes us vulnerable to increases in interest rates generally;

•	limit our flexibility in planning for, or reacting to, changes or challenges relating to our business and industry; and

•	put us at a competitive disadvantage against competitors who have less indebtedness or are in a more favorable position to access additional capital resources.

The terms of our current financings also include certain limitations. For example, the agreements relating to the debt arrangements and credit facilities contain numerous operating and financial covenants, including requirements to maintain minimum ratios of consolidated adjusted EBITDA to consolidated fixed charges and maximum levels of consolidated funded indebtedness in relation to consolidated adjusted EBITDA, in each case subject to certain adjustments.

A failure to comply with the restrictions under our credit facilities and outstanding Notes could result in a default under the financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could cause our obligations with respect to our debt to be accelerated and have a material adverse effect on our business, financial condition or results of operations.

Our pension liabilities may increase which could require us to make additional cash contributions to our pension plans.

We have two principal defined benefit plans: one in the United Kingdom and the other in the United States. Cash contributions of approximately $119 million will be required in 2011 for these pension plans, although we may elect to contribute more. Total cash contributions to these defined benefit pension plans in 2010 were $118 million. Future estimates are based on certain assumptions, including discount rates, interest rates, fair value of assets and expected return on plan assets. In the UK, we are required to agree a funding strategy for our UK defined benefit plan with the plan’s trustees.

In February 2009, we agreed to make full year contributions to the UK plan of $39 million for 2009 through 2012, excluding amounts in respect of the salary sacrifice scheme. In addition, if certain funding targets were not met at the beginning of any of the following years, 2010 through 2012, a further contribution of $39 million would be required for that year. In 2010, the additional funding requirement was triggered and we expect to make a similar additional contribution in 2011. A similar, additional contribution may also be required for 2012, depending on actual performance against funding targets at the beginning of 2012. We have taken actions to manage our pension liabilities, including closing our UK and US plans to new participants and restricting final pensionable salaries. Future benefit accruals in the US pension plan were also stopped, or frozen, on May 15, 2009.

The determinations of pension expense and pension funding are based on a variety of rules and regulations. Changes in these rules and regulations could impact the calculation of pension plan liabilities and the valuation of pension plan assets. They may also result in higher pension costs, additional financial statement disclosure, and accelerate and increase the need to fully fund our pension plans. Our future required cash contributions to our US and UK defined benefit pension plans may increase based on the funding reform provisions that were enacted into law. Further, a significant decline in the value of investments that fund our pension plan, if not offset or mitigated by a decline in our liabilities, may significantly differ from or alter the values and actuarial assumptions used to calculate our future pension expense and we could be required to fund our plan with significant amounts of cash. In addition, if the US Pension Benefit Guaranty Corporation or the UK Pensions Regulator requires additional contributions to such plans from the plan sponsors or other group entities or if other actuarial assumptions are modified, our future required cash contributions could increase. The need to make these cash contributions may reduce the cash available to meet our other obligations, including the payment obligations under our credit facilities and other long-term debt, or to meet the needs of our business.

In addition to the critical assumptions described above, our plans use certain assumptions about the life expectancy of plan participants and surviving spouses. Periodic revision of those assumptions can materially change the present value of future benefits and therefore the funded status of the plans and the resulting periodic pension expense. Changes in our pension benefit obligations and the related net periodic costs or credits may occur in the future due to any variance of actual results from our assumptions and changes in the number of participating employees. As a result, there can be no assurance that we will not experience future decreases in stockholders equity, net income, cash flow and liquidity or that we will not be required to make additional cash contributions in the future beyond those which have been estimated.

We could incur substantial losses if one of the financial institutions we use in our operations failed.

The deterioration of the global credit and financial markets has created challenging conditions for financial institutions, including depositories. As the fallout from the credit crisis persists, the financial strength of these institutions may continue to decline. We maintain cash balances at various US depository institutions that are significantly in excess of the U.S. Federal Deposit Insurance Corporation insurance limits. We also maintain cash balances in foreign financial institutions. If one or more of the institutions in which we maintain significant cash balances were to fail, our ability to access these funds might be temporarily or permanently limited, and we could face a material liquidity problem and potentially material financial losses.

A downgrade in the credit ratings of our outstanding debt may adversely affect our borrowing costs and financial flexibility.

A downgrade in our corporate credit rating or the credit ratings of our debt would increase our borrowing costs including those under our credit facilities, and reduce our financial flexibility. In addition, certain downgrades would trigger a step-up in interest rates under the indentures for our 6.2% senior Notes due 2017 and our 7.0% senior Notes due 2019, which would increase our interest expense. If we need to raise capital in the future, any credit rating downgrade could negatively affect our financing costs or access to financing sources.

We face certain risks associated with the acquisition or disposition of business or reorganization of existing investments.

In pursuing our corporate strategy, we may acquire or dispose of or exit businesses or reorganize existing investments. The success of this strategy is dependent upon our ability to identify appropriate opportunities, negotiate transactions on favorable terms and ultimately complete such transactions. Once we complete acquisitions or reorganizations there can be no assurance that we will realize the anticipated benefits of any transaction, including revenue growth, operational efficiencies or expected synergies. For example, if we fail to recognize some or all of the strategic benefits and synergies expected from a transaction, goodwill and intangible assets may be impaired in future periods. In addition, we may not be able to integrate acquisitions successfully into our existing business, and we could incur or assume unknown or unanticipated liabilities or contingencies, which may impact our results of operations. If we dispose of or otherwise exit certain businesses, there can be no assurance that we will not incur certain disposition related charges, or that we will be able to reduce overheads related to the divested assets.

We are a holding company and, therefore, may not be able to receive dividends or other distributions in needed amounts from our subsidiaries.

Willis Group Holdings Public Limited Company is organized as a holding company that conducts no business of its own. We are dependent upon dividends and other payments from our operating subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, for paying dividends to shareholders and for corporate expenses. Legal and regulatory restrictions, foreign exchange controls, as well as operating requirements of our subsidiaries, may limit our ability to obtain cash from these subsidiaries. In the event our operating subsidiaries are unable to pay dividends and make other payments to Willis Group Holdings, we may not be able to service debt, pay obligations or pay dividends on ordinary shares.

International Risks

Our significant non-US operations, particularly our London market operations, expose us to exchange rate fluctuations and various risks that could impact our business.

A significant portion of our operations is conducted outside the United States. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates; imposition of limitations on conversion of foreign currencies into pounds sterling or dollars or remittance of dividends and other payments by foreign subsidiaries; hyperinflation in certain foreign countries; imposition or increase of investment and other restrictions by foreign governments; and the requirement of complying with a wide variety of foreign laws.

We report our operating results and financial condition in US dollars. Our US operations earn revenue and incur expenses primarily in US dollars. In our London market operations, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and our London market operations, we predominantly generate revenue and expenses in the local currency. The table gives an approximate analysis of revenues and expenses by currency in 2010.

	US	Pounds		Other
	Dollars	Sterling	Euros	Currencies

Revenues	60%	8%	13%	19%
Expenses	53%	23%	9%	15%

Because of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into US dollars, we are subject to currency translation exposure on the profits of our operations, in addition to economic exposure. Furthermore, the mismatch between pounds sterling revenues and expenses, together with any net sterling balance sheet position we hold in our US dollar denominated London market operations, creates an exchange exposure.

For example, as the pound sterling strengthens, the US dollars required to be translated into pounds sterling to cover the net sterling expenses increase, which then causes our results to be negatively impacted. Our results may also be adversely impacted if we are holding a net sterling position in our US dollar denominated London market operations: if the pound sterling weakens any net sterling asset we are holding will be less valuable when translated into US dollars. Given these facts, the strength of the pound sterling relative to the US dollar has in the past had a material negative impact on our reported results. This risk could have a material adverse effect on our business financial condition, cash flow and results of operations in the future.

Where possible, we hedge part of our operating exposure to exchange rate movements, but such mitigating attempts may not be successful.

In conducting our businesses around the world, we are subject to political, economic, legal, market, nationalization, operational and other risks that are inherent in operating in many countries.

In conducting our businesses and maintaining and supporting our global operations, we are subject to political, economic, legal, market, nationalization, operational and other risks. Our businesses and operations are increasingly expanding into new regions throughout the world, including emerging markets, and we expect this trend to continue. The possible effects of economic and financial disruptions throughout the world could have an adverse impact on our businesses. These risks include:

•	the general economic and political conditions in foreign countries, for example, the recent devaluation of the Venezuelan Bolivar;

•	the imposition of controls or limitations on the conversion of foreign currencies or remittance of dividends and other payments by foreign subsidiaries;

•	dividends and other payments by foreign subsidiaries;

•	imposition of withholding and other taxes on remittances and other payments from subsidiaries;

•	imposition or increase of investment and other restrictions by foreign governments;

•	difficulties in controlling operations and monitoring employees in geographically dispersed locations; and

•	the potential costs and difficulties in complying, or monitoring compliance, with a wide variety of foreign laws (some of which may conflict with US or other sources of law), laws and regulations applicable to US business operations abroad, including rules relating to trade sanctions administered by the U.S. Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations, and the requirements of the U.S. Foreign Corrupt Practices Act as well as other anti-bribery and corruption rules and requirements in the countries in which we operate.

Legislative and regulatory action could materially and adversely affect us and our effective tax rate may increase.

There is uncertainty regarding the tax policies of the jurisdictions where we operate (which include the potential legislative actions described below), and our effective tax rate may increase and any such increase may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate. For example, legislative action may be taken by the US Congress which, if ultimately enacted, could override tax treaties upon which we rely or could broaden the circumstances under which we would be considered a US resident, each of which could materially and adversely affect our effective tax rate and cash tax position. We cannot predict the outcome of any specific legislative proposals. However, if proposals were enacted that had the effect of limiting our ability to take advantage of tax treaties between Ireland and other jurisdictions (including the US), we could be subjected to increased taxation. In addition, any future amendments to the current income tax treaties between Ireland and other jurisdictions could subject us to increased taxation.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the US federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of US courts obtained against us or our directors or officers based on the civil liabilities provisions of the US federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any US federal or state court based on civil liability, whether or not based solely on US federal or state securities laws, would not be directly enforceable in Ireland. While not directly enforceable, it is possible for a final judgment for the payment of money rendered by any US federal or state court based on civil liability to be enforced in Ireland through common law rules. However, this process is subject to numerous established principles and would involve the commencement of a new set of proceedings in Ireland to enforce the judgment.

As an Irish company, Willis Group Holdings is governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to US corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the Company only in limited circumstances. Accordingly, holders of Willis Group Holdings securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

Our non-core operations pose certain underwriting, advisory or reputational risks.

We provide a broad range of brokerage, reinsurance and risk management consulting services to our clients worldwide. We also engage in certain non-core operations. For example, our Willis Capital Markets & Advisory business provides advice to insurance and reinsurance companies on a broad array of mergers and acquisition transactions as well as capital markets products, including acting as underwriter or agent for primary issuances, operating a secondary insurance-linked securities trading desk and engaging in general capital markets and strategic advisory work. These operations may pose certain underwriting, advisory or reputational risks to our core business.

USE OF PROCEEDS

We intend to use the net proceeds from this offering to repurchase and/or redeem all of Trinity Acquisition plc’s outstanding 12.875% Notes and for general corporate purposes. The 12.875% Notes mature on December 16, 2016. Trinity Acquisition plc has entered into an agreement with GSMP V Onshore International, Ltd., GSMP V Offshore International, Ltd., GSMP V Institutional International, Ltd., GSLP I Offshore Investment Fund A, L.P., GSLP I Offshore Investment Fund B, L.P., GSLP I Offshore Investment Fund C, L.P., GSLP I Onshore Investment Fund, L.L.C., all of whom are affiliates of Goldman, Sachs & Co., and Highbridge Mezzanine Partners Onshore Lux S.À. R.L., Highbridge Mezzanine Partners Offshore Lux S.À. R.L. and Highbridge Mezzanine Partners Institutional Lux S.À. R.L. to repurchase $465.0 million aggregate principal amount of its 12.875% Notes at a price that represents a slight discount to the make-whole redemption amount provided in the indenture governing the 12.875% Notes. The parties’ obligations to purchase and sell the 12.875% Notes is conditioned on and subject to the completion of this offering. As a result, affiliates of Goldman, Sachs & Co., an underwriter in this offering, will receive a portion of the proceeds of this offering. See “Conflicts of Interest” for more information.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the Notes to those statements, incorporated by reference in this prospectus.

	For the Year Ended December 31,
	2010		2009		2008		2007		2006

Ratio of earnings to fixed charges(1)	3.9	x	3.4	x	3.7	x	6.3	x	8.9x

(1)	For the purposes of calculating the consolidated ratio of earnings to fixed charges, “earnings” are defined as income before income taxes, interest in earnings of associates and minority interest plus “fixed charges” and dividends from associates. Fixed charges comprise interest paid and payable, including the amortization of interest, and an estimate of the interest expense element of lease rentals. On a pro forma basis after giving effect to this offering and the use of proceeds therefrom, our consolidated ratio of earnings to fixed charges for the year ended December 31, 2010 would have been 4.8x.

CAPITALIZATION

The following table presents the consolidated capitalization of Willis Group Holdings Public Limited Company as of December 31, 2010 on an as adjusted basis to give effect to the issuance of the Notes offered by this prospectus supplement and the use of proceeds therefrom.

You should read this table in conjunction with our audited consolidated financial statements for the year ended December 31, 2010 and the related Notes incorporated by reference from our Current Report on Form 8-K filed on March 14, 2011, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2010.

		As Adjusted,
	As of	As of
	December 31,	December 31,
	2010	2010
	($ in millions)

Cash:
Cash and cash equivalents	$316	$355

Debt:
6.000% loan notes due 2012	4	4
5.625% senior notes due 2015	350	350
Fair value adjustment on 5.625% senior notes due 2015	12	12
12.875% senior notes due 2016(1)	500	—
6.200% senior notes due 2017	600	600
7.000% senior notes due 2019	300	300
5-year term loan facility	411	411
Revolving credit facility(2)	90	—
4.125% senior notes due 2016 offered hereby	—	300
5.750% senior notes due 2021 offered hereby	—	500

Total debt	$2,267	$2,477

Shareholders’ equity:
Shares, $0.000115 nominal value; Authorized: 4,000,000,000; Issued and outstanding, 170,883,865 Shares in 2010. Shares, €1 nominal value; Authorized: 40,000; Issued and outstanding, 40,000 shares in 2010	$—	$—
Additional paid-in capital	985	985
Retained earnings	2,136	2,011
Accumulated other comprehensive loss, net of tax	(541)	(541)
Treasury shares, at cost, 46,408 shares	(3)	(3)

Total Willis Group Holdings Public Limited Company shareholders’ equity	2,577	2,452
Noncontrolling interests	31	31

Total equity	2,608	2,483

Total capitalization	$4,875	$4,960

(1)	As adjusted, assumes the repurchase and/or redemption of $500,000,000 principal amount of our 12.875% Notes.

(2)	As of December 31, 2010, $430,000,000 was available under our revolving credit facilities. For more information on our revolving credit facilities, see “Description of Other Debt — Senior Credit Facilities.”

DESCRIPTION OF OTHER DEBT

Senior Credit Facilities

On October 1, 2008, in connection with its merger with HRH, Willis North America entered into a $1 billion, 5-year senior unsecured credit facility, consisting of a $700 million term loan facility (the “5-year term loan facility”) and a $300 million revolving credit facility (the “5-year revolving facility” and, together with the 5-year term loan the “5-year facilities”). At December 31, 2010 Willis North America had $501 million outstanding under its 5-year facilities.

Borrowings under the 5-year facilities bear interest, at Willis North America’s option, at a rate equal to either (i) a base rate determined by reference to the higher of (a) Bank of America’s “prime rate” and (b) the federal funds effective rate, plus 0.5% or (ii) the London Interbank Offered Rate (“LIBOR”) published by Reuters, for the corresponding deposits of U.S. dollars for the interest period relevant to such borrowing, plus, in each case, the applicable rate based upon the rating of Willis North America’s senior, unsecured long-term debt (as described in the 5-year facilities).

Loans outstanding under the 5-year term loan facility are required to be prepaid with the net proceeds of non-ordinary course material asset sales and extraordinary receipts, such as indemnity payments, in each case, in excess of $5.0 million, unless, after the making of such prepayment, the pro forma consolidated leverage ratio of the Company shall be no greater than 2.50 to 1.00.

Willis North America may voluntarily prepay outstanding loans under the 5-year term loan facility, in whole or in part, at its option at any time, at par plus accrued and unpaid interest and subject to, in the case of loans based on LIBOR, customary “breakage” costs with respect to such LIBOR loans

In 2010, the Company made $110 million of mandatory repayments against the 5-year term loan facility, thereby reducing the outstanding balance as at December 31, 2010 to $411 million. The 5-year term loan facility bears interest at LIBOR plus 2.250% and is repayable at $27 million per quarter, with a final payment of $115 million due in the fourth quarter of 2013.

The Willis North America’s 5-year revolving facility expires on October 1, 2013. Drawings under this facility bear interest at LIBOR plus 2.250%. At December 31, 2010 the Company had $90 million outstanding under its 5-year revolving facility.

On August 9, 2010, Willis North America entered into an additional unsecured revolving credit facility for $200 million (together with the 5-year facilities the “senior facilities”). Drawings on this facility bear interest at LIBOR plus a margin of either 1.750% of 2.750% depending upon the currency of the loan. This margin applies while the Company’s debt remains BBB-/Baa3. This facility expires on October 1, 2013. As at December 31, 2010 no drawings had been made on the facility.

All obligations under the senior facilities are jointly and severally guaranteed on a senior basis by Willis Group Holdings Public Limited Company, Willis Netherlands Holdings B.V., Willis Investment UK Holdings Limited, TA I Limited, Trinity Acquisition plc, and Willis Group Limited.

The senior facilities contain covenants that, among other things, limit, subject to certain exceptions, Willis North America’s ability and the ability of Willis Group Holdings Public Limited Company and its subsidiaries to, among other things:

•	make investments;

•	engage in mergers or consolidations;

•	create liens;

•	sell or otherwise dispose of assets;

•	enter into sale and leaseback transactions; and

•	make dividends and other distributions.

In addition, the senior facilities include two financial covenants requiring that the Willis Group maintain: (i) a consolidated leverage ratio (based on the ratio of total debt to consolidated adjusted EBITDA, as defined in the senior facilities) of not more than that certain ratio set forth in the credit agreement relating to the senior facilities for each applicable fiscal quarter; and (ii) a fixed charge coverage ratio (based on the ratio of their scheduled payments of principal and interest on indebtedness to the consolidated adjusted EBITDA) of not less than that certain ratio as set forth in the credit agreement relating to the senior facilities for each applicable fiscal quarter.

The senior facilities also contain certain customary events of default, including relating to non-payment, breach of covenant, cross-default, bankruptcy and change of control.

We intend to seek an amendment to the senior facilities to modify the covenant that restricts our ability to repurchase our shares.

On June 22, 2010, a further revolving credit facility of $20 million was put in place which bears interest at LIBOR plus 1.700% until 2012 and LIBOR plus 1.850% thereafter. The facility expires on December 22, 2012. As of December 31, 2010 no drawings had been made on the facility. The $20 million revolving credit facility put in place on June 22, 2010 is solely for the use of our main UK regulated entity and would be available in certain exceptional circumstances. This facility is secured against the freehold of the UK regulated entity’s freehold property in Ipswich.

Senior Debt Securities

In July 2005, Willis North America issued $350 million 5.625% senior notes due 2015. In March 2007, Willis North America issued $600 million of 6.20% year senior notes due 2017. In September 2009, Willis North America issued $300 million of 7.000% senior notes due 2019. Such senior notes are collectively referred to as the “Willis North America Debt Securities.”

The Willis North America Debt Securities are senior, unsecured obligations, ranking equal with all of Willis North America’s existing and future senior debt, senior in right of payment to all of Willis North America’s future subordinated debt and effectively subordinated to all of Willis North America’s future secured debt to the extent of the value of the assets securing such debt.

The Willis North America Debt Securities are fully and unconditionally guaranteed on a senior, unsecured basis by Willis Group Holdings Public Limited Company, Willis Netherlands Holdings B.V., Willis Investment UK Holdings Limited, TA I Limited, Trinity Acquisition plc, and Willis Group Limited, which collectively comprise all of the direct and indirect parent entities of Willis North America.

Willis North America may redeem the Willis North America Debt Securities in whole at any time or in part from time to time at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the remaining scheduled payments of principal and interest on the Willis North America Debt Securities being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus an applicable margin of basis points, plus, in each case, accrued an unpaid interest, if any, to the redemption date.

The Willis North America Debt Securities contain certain restrictive covenants which limit, subject to certain exceptions, the ability of Willis North America and Willis Group Holdings Limited and its subsidiaries to, among other things:

•	incur liens;

•	dispose of Significant Subsidiaries (as defined in the base indenture governing the Willis North America Debt Securities); and

•	merge, consolidate or sell assets.

The Willis North America Debt Securities also contain certain customary events of default.

Mezzanine Debt Securities

In March 2009, Trinity Acquisition plc issued $500 million 12.875% senior notes due 2016 (the “12.875% Notes”). The 12.875% Notes are fully and unconditionally guaranteed on a senior, unsecured basis by Willis Group Holdings Public Limited Company, Willis Netherlands Holdings B.V., Willis Investment UK Holdings Limited, TA I Limited, Willis Group Limited and Willis North America.

The 12.875% Notes are redeemable in whole or in part at any time prior to September 1, 2013 by paying a “make-whole premium” and at any time thereafter at stated redemption prices, in each case plus accrued and unpaid interest to the date of redemption. The 12.875% Notes may also be redeemed in whole, but not in part, upon the occurrence of certain changes or amendments to the laws and regulations of the United Kingdom which would subject the Issuer to the payment of Additional Amounts (as defined below), as described in the indenture governing the 12.875% Notes (the “12.875% Indenture”).

In the event of a change of control (as defined in the 12.875% Indenture), Trinity Acquisition plc will be required to offer to repurchase all of the 12.875% Notes then outstanding at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the repurchase date.

The 12.875% Notes also contain certain covenants which restrict the ability of Willis Group Holdings Public Limited Company and its subsidiaries to, among other things:

•	incur additional indebtedness;

•	make certain distributions, investments and other restricted payments;

•	create certain liens;

•	sell assets or enter into sale and leaseback transactions;

•	merge, consolidate or sell substantially all of its or their assets; and

•	issue certain equity securities.

The 12.875% Notes also contain certain customary events of default.

We intend to use the net proceeds from this offering to repurchase and/or redeem all of Trinity Acquisition plc’s outstanding 12.875% senior notes due 2016 and for general corporate purposes. Trinity Acquisition plc has entered into an agreement with GSMP V Onshore International, Ltd., GSMP V Offshore International, Ltd., GSMP V Institutional International, Ltd., GSLP I Offshore Investment Fund A, L.P., GSLP I Offshore Investment Fund B, L.P., GSLP I Offshore Investment Fund C, L.P., GSLP I Onshore Investment Fund, L.L.C, affiliates of Goldman, Sachs & Co., and Highbridge Mezzanine Partners Onshore Lux S.À R.L., Highbridge Mezzanine Partners Offshore Lux S.À R.L. and Highbridge Mezzanine Partners Institutional Lux S.À R.L to repurchase $465.0 million aggregate principal amount of its 12.875% Notes at a price that represents a slight discount to the make-whole redemption amount provided in the indenture governing the 12.875% Notes. The parties’ obligations to purchase and sell the 12.875% Notes is conditioned on and subject to the completion of this offering. As a result, affiliates of Goldman, Sachs & Co., an underwriter in this offering, will receive a portion of the proceeds of this offering. See “Conflicts of Interest” for more information.

DESCRIPTION OF NOTES

The following is a description of the material terms of the Notes offered pursuant to this prospectus supplement. This description supplements, and to the extent inconsistent, modifies the description of the general terms and provisions of the debt securities referred to as Holdings Debt Securities that is set forth in the accompanying prospectus under “Description of Debt Securities.” To the extent the description in this prospectus supplement is inconsistent with the description contained in the accompanying prospectus, you should rely on the description in this prospectus supplement.

The Notes will be issued under an indenture to be entered into, among Willis Group Holdings Public Limited Company, the Guarantors and The Bank of New York Mellon, as trustee, as supplemented by a supplemental indenture to be dated as of the date we complete the offering of the Notes. This indenture is referred to as the Holdings senior indenture in the accompanying prospectus. In this section, we refer to the indenture, together with the supplemental indenture, as the “indenture.” The following statements with respect to the Notes are summaries of the provisions of the Notes and the indenture. We urge you to read such documents in their entirety because they, and not this description, will define your rights as holders of the Notes. A copy of the form of indenture is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

General

The Issuer will issue $300 million of 2016 Notes and $500 million of 2021 Notes. As described under “— Further Issuances,” under the indenture the Issuer can issue additional Notes of either series at later dates. In addition, the Issuer can issue additional series of debt securities without limitation as to aggregate principal amount under the indenture in the future.

The Notes will be issued only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 above that amount. The Notes initially will be represented by global certificates registered in the name of a nominee of The Depository Trust Company, which we refer to in this prospectus supplement as DTC, as described under “— Book-Entry, Delivery and Form.”

The trustee, through its corporate trust office in New York City, will act as the Issuer’s paying agent and security registrar in respect of the Notes. The current location of such corporate trust office is 101 Barclay Street, 8W, New York, New York 10286. So long as the Notes are issued in the form of global certificates, payments of principal, interest and premium, if any, will be made by the Issuer through the paying agent to DTC.

The Notes will not be entitled to the benefit of any sinking fund.

Payments

The 2016 Notes will mature on March 15, 2016 and the 2021 Notes will mature on March 15, 2021.

Interest on the Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2011. The Issuer will pay interest to those persons who were holders of record on the March 1 or September 1 (whether or not a business day) immediately preceding the applicable interest payment date. Interest will accrue from the date of original issuance or, if interest has already been paid, or duly provided for, from the date it was most recently paid or duly provided for. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Further Issuances

The Issuer may, from time to time, without notice to or the consent of the holders of either series of the Notes, increase the principal amount of either series of the Notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional Notes so issued will have the same form and terms (other than the date of issuance and the issue price and, under certain circumstances, the date from which interest thereon will begin to accrue and the initial interest payment date), and will carry the same right to receive accrued and unpaid interest, as the Notes of the applicable series previously issued, and such additional Notes will form a single series with the previously issued Notes of such series, including for voting purposes.

Ranking

The Notes will be:

•	unsubordinated unsecured obligations of the Issuer;

•	equal in ranking (“pari passu”) with each other and with all the Issuer’s existing and future senior debt, including its guarantees of Willis North America Debt Securities, its guarantee of the 12.875% Notes and any debt under our senior credit facilities;

•	senior in right of payment to all the Issuer’s future subordinated debt;

•	effectively subordinated to all the Issuer’s future secured debt to the extent of the value of the assets securing such debt; and

•	guaranteed on a senior unsecured basis by the Guarantors.

As of December 31, 2010, after giving effect to this offering and the application of the net proceeds therefrom, the total outstanding senior indebtedness of the Issuer that would rank equally with the Notes would have been approximately $2,477 million (including the Notes).

The Issuer only has a stockholder’s claim on the assets of its subsidiaries. This stockholder’s claim is junior to the claims that creditors of the Issuer’s subsidiaries have against those subsidiaries. Holders of the Notes will only be creditors of the Issuer, and not of the Issuer’s subsidiaries (other than the Guarantors). As a result, all the existing and future liabilities of the Issuer’s subsidiaries (other than the Guarantors), including any claims of trade creditors and preferred stockholders, will be effectively senior to the Notes.

As of December 31, 2010, the non-guarantor subsidiaries of Willis Group Holdings Public Limited Company had $4 million of outstanding indebtedness, other than ordinary course trade payables. As of December 31, 2010, the non-guarantor subsidiaries of Willis Group Holdings Public Limited Company represented 90% of total assets and accounted for substantially all of total revenue of the Willis Group.

The Issuer’s subsidiaries have other liabilities, including contingent liabilities that may be significant. The indenture does not contain any limitations on the amount of additional debt that the Issuer and its subsidiaries may incur. The amounts of this debt could be substantial, and this debt may be debt of the Issuer’s subsidiaries, in which case this debt would be effectively senior in right of payment to the Notes.

The Notes are obligations exclusively of the Issuer. Substantially all of its operations are conducted through subsidiaries. Therefore, the Issuer’s ability to service its debt, including the Notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Issuer. Certain laws restrict the ability of these subsidiaries to pay dividends and make loans and advances to the Issuer. In addition, such subsidiaries may enter into contractual arrangements that limit their ability to pay dividends and make loans and advances to the Issuer.

Guarantees

The Issuer’s obligations under the indenture will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of the Guarantors pursuant to the terms of the indenture. Each Guarantee will be:

•	a general unsecured obligation of the applicable Guarantor;

•	pari passu with any existing or future unsecured debt of such Guarantor that is not expressly subordinated in right of payment to such Guarantee, including such Guarantor’s guarantee of the Willis North America Debt Securities, 12.875% Notes and such Guarantor’s guarantee under our senior credit facilities;

•	senior in right of payment to any existing or future debt of the applicable Guarantor that is expressly subordinated in right of payment to such Guarantee; and

•	effectively subordinated to any existing or future secured debt of such Guarantor to the extent of the value of the assets securing such debt.

As of December 31, 2010, after giving effect to the offering and the application of the net proceeds therefrom, the total outstanding debt of the Guarantors in the aggregate would have been approximately $2,477 million.

The obligations of each Guarantor under its Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable US Federal, state or other laws. Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to a contribution from the other Guarantors in a pro rata amount based on the net assets of each Guarantor determined in accordance with generally accepted accounting principles.

Optional Redemption

The Issuer may redeem the Notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes being redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 basis points with respect to such a redemption of the 2016 Notes and 40 basis points with respect to such a redemption of the 2021 Notes.

In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that the Issuer appoints to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means (1) each of Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing ceases to be a primary dealer of U.S. government securities in the United States (a “Primary Treasury Dealer”), the Issuer shall substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers selected by the Issuer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding the redemption date for the Notes being redeemed.

“Treasury Rate” means, with respect to any redemption date: (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the applicable Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the respective series of Notes being redeemed, yields for the two published maturities most closely corresponding to the applicable Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the date fixed for redemption.

The Issuer will mail a notice of redemption to each holder of Notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Any notice to holders of Notes to be redeemed of such a redemption shall include the appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an officers’ certificate delivered to the trustee no later than two business days prior to the redemption date. Unless the Issuer defaults on payment of the redemption price, interest will cease to accrue on the Notes to be redeemed or portions thereof called for redemption. If fewer than all of the Notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called if the Notes for redemption, by such method as the trustee deems fair and appropriate.

Early Redemption for Tax Reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time upon not less than 30 nor more than 60 days’ prior notice delivered electronically or by first-class mail, with a copy to the Trustee, to the registered address of each Holder or otherwise delivered in accordance with the applicable procedures of the depositary, if:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay Additional Amounts (as defined below) as a result of any change in, or amendment to, the laws or regulations of the Taxing Jurisdiction (defined below), or any change in the official application or official interpretation of such laws or regulations, which change or amendment is announced and becomes effective on or after the date of issuance of the Notes (a “Change in Law”); and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it;

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts (as defined below) were a payment in respect of the Notes then due.

Prior to the giving of any notice of redemption pursuant to the Indenture, the Issuer shall deliver to the Trustee an opinion of counsel relating to a Change in Law (in form reasonably satisfactory to the Trustee) and an Officer’s Certificate of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred. Notes redeemed pursuant to this provision will be redeemed at a redemption price equal to 100% of the principal amount of Notes redeemed plus accrued and unpaid interest thereon to the date of redemption and all Additional Amounts (as defined below) due on the date of redemption.

Certain Covenants

Limitation on Liens

The indenture provides that the Issuer shall not, and shall not permit any of its subsidiaries to, directly or indirectly, incur or suffer to exist, any Lien, other than a Permitted Lien, which we refer to in this prospectus supplement as an Initial Lien, securing Debt upon any Capital Stock of any Significant Subsidiary of the Issuer that is owned, directly or indirectly, by the Issuer or any of its subsidiaries, in each case whether owned at the date of the original issuance of the Notes or thereafter acquired, or any interest therein or any income or profits therefrom unless it has made or will make effective provision whereby the Notes will be secured by such Lien equally and ratably with (or prior to) all other Debt of the Issuer or any subsidiary secured by such Lien. Any Lien created for the benefit of the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien will be automatically and unconditionally released and discharged upon release and discharge of the Initial Lien.

Limitation on Dispositions of Significant Subsidiaries

The indenture provides that the Issuer shall not, and shall not permit any of its subsidiaries to, directly or indirectly, sell, transfer or otherwise dispose of, and will not permit any Significant Subsidiary to issue, any Capital Stock of any Significant Subsidiary of the Issuer. Notwithstanding the foregoing limitation, (a) the Issuer and its subsidiaries may sell, transfer or otherwise dispose of, and any Significant Subsidiary may issue, any such Capital Stock to any subsidiary of the Issuer, (b) any subsidiary of the Issuer may sell, transfer or otherwise dispose of, and any Significant Subsidiary may issue, any such securities to the Issuer or another subsidiary of the Issuer, (c) the Issuer and its subsidiaries may sell, transfer or otherwise dispose of, and any Significant Subsidiary may issue, any such Capital Stock, if the consideration received is at least equal to the fair market value (as determined by the board of directors of the Issuer acting in good faith) of such Capital Stock, and (d) the Issuer and its subsidiaries may sell, transfer or otherwise dispose of, and any Significant Subsidiary may issue, any such securities if required by law or any regulation or order of any governmental or regulatory authority. Notwithstanding the foregoing, the Issuer may merge or consolidate any of its Significant Subsidiaries into or with another one of its Significant Subsidiaries and may sell, transfer or otherwise dispose of its business in accordance with the provision described under “— Merger, Consolidation or Sale of Assets.”

Merger, Consolidation or Sale of Assets

The Issuer or any of the Guarantors, without the consent of any holder of outstanding Notes, may consolidate with or merge into any other person, or convey, transfer or lease its properties and assets substantially as an entirety to, any person, provided that:

1. the person formed by such consolidation or into which the Issuer or such Guarantor, as the case may be, is merged or the person which acquires by conveyance or transfer or which leases the properties and assets of the Issuer or such Guarantor, as the case may be, substantially as an entirety:

(a) is organized (i) in the case of the Issuer or any Guarantor other than Willis North America Inc., under the laws of any United States jurisdiction, any state thereof, Bermuda, England and Wales, Ireland, the Netherlands or any country that is a member of the European Monetary Union and (ii) in the case of Willis North America Inc., under the laws of any United States jurisdiction any state thereof or the District of Colombia; and

(b) expressly assumes the Issuer’s or such Guarantor’s obligations on the Notes and under the indenture;

2. after giving effect to the transaction, no event of default shall have happened and be continuing; and

3. certain other conditions are met, including in the case of a consolidation with or merger into a person organized other than under the laws of Ireland by the Issuer or the conveyance, transfer or lease by the Issuer of its properties and assets substantially as an entirety to a person organized other than under the laws of Ireland that the Issuer shall have delivered, or have caused to be delivered, to the trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for United States Federal income tax purposes as a result of such transaction or series of transactions and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction or series of transactions had not occurred.

Additional Amounts

With respect to any payments made by or on behalf of the Issuer or a Guarantor in respect of the Notes or any Guarantee of the Notes, as applicable, the Issuer or such Guarantor will make all payments of principal, premium, if any, and interest (whether on scheduled payment dates or upon acceleration) and the Redemption Price, if any, payable in respect of any note without deduction or withholding for or on account of any present or future tax, duty, levy, import, assessment or governmental charge (including penalties, interest and other liabilities related thereto)

(“Taxes”) imposed, levied, collected, withheld or assessed by or on behalf of the jurisdiction in which the Issuer or such Guarantor is organized or otherwise resident for tax purposes or any political subdivision thereof or taxing authority therein and any jurisdiction through which any payment is made on behalf of the Issuer or any Guarantor (“Taxing Jurisdiction”), upon or as a result of such payments, unless required by law or by the official interpretation or administration thereof.

To the extent that any such Taxes are so levied or imposed, the Issuer or such Guarantor will pay such additional amounts (“Additional Amounts”) in order that every net amount received by each holder (including Additional Amounts), after withholding for or on account of such Taxes imposed upon or as a result of such payment, will not be less than the amount provided for in the Notes to be then due and payable; except that no such Additional Amounts shall be payable with respect to a payment made to a Holder or beneficial owner of a Note:

•	to the extent that such Taxes would not have been so imposed, levied or assessed but for the existence of some connection between such Holder or beneficial owner of such Note and the Taxing Jurisdiction imposing such Taxes other than the mere holding or enforcement of such Note or receipt of payments thereunder; or

•	to the extent that such Taxes would not have been so imposed, levied or assessed but for the failure of the Holder or beneficial owner of such Note upon reasonable request by the Issuer (provided pursuant to the applicable notice provision) to make a declaration of non-residence or any other claim or filing for exemption to which it is entitled ; or

•	presented for payment (when the Notes are in the form of definitive Notes) more than 30 days after the date on which such payment became due and payable or the date on which payment of the Note is duly provided for and notice is given to Holders, whichever occurs later, except to the extent that the Holder or beneficial owner of such Note would have been entitled to such Additional Amounts on presenting such Note on any date during such 30-day period; or

•	where such withholding or deduction is imposed on a payment to or for an individual and is required to be made pursuant to Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•	presented for payment (when the Notes are in the form of definitive Notes) by or on behalf of the Holder of such Note to any Paying Agent if such withholding or deduction of such Taxes could have been avoided by presenting such Note to another Paying Agent in a member state of the European Union; or

•	with respect to any United States withholding taxes, so long as the Issuer or such Guarantors (pursuant to the applicable notice provision) provides notice regarding potential United States withholding taxes and requests Holders and beneficial owners to provide applicable U.S. tax forms; or

•	any combination of the above.

As used herein and for purposes of this prospectus, any reference to the principal of and interest on the Notes and the redemption price, if any, shall be deemed to include a reference to any related Additional Amounts payable in respect of such amounts.

The Issuer will also pay any stamp, registration, excise or property taxes and any other similar levies imposed by any Taxing Jurisdiction on the execution, delivery, registration or enforcement of any of the Notes, the Indenture or any other document or instrument referred to therein.

Events of Default

Each of the following constitutes an event of default with respect to each series of the Notes under the indenture:

•	a default in payment of interest (including Additional Amounts) on such series of the Notes when due continued for 30 days;

•	a default in the payment of the principal of or premium, if any, on such series of the Notes at maturity;

•	a default in the performance, or breach, of any other covenant of the Issuer or any Guarantor (other than a covenant a default in whose performance or whose breach is elsewhere dealt with or which has been included in the indenture solely for the benefit of debt securities other than such series of Notes) continued for 60 days after written notice from the trustee to the Issuer or the holders of 25% or more in principal amount of the Notes outstanding to the Issuer and the trustee, respectively;

•	a default under any Debt by the Issuer, any Guarantor or any of their respective subsidiaries that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $30 million or its foreign currency equivalent at the time, provided that the cure of such default shall remedy such Event of Default under this clause;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any Guarantee shall for any reason cease to exist or shall not be in full force and effect enforceable in accordance with its terms.

If an event of default with respect to any series of the Notes shall occur and be continuing, the trustee or the holders of not less than 25% in principal amount of such series of the Notes then outstanding may declare the unpaid principal balance immediately due and payable. Notwithstanding the foregoing, in the case an event of default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding Notes will become due and payable immediately without further action or notice. However, any time after a declaration of acceleration with respect to the Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding Notes of such series may, by written notice rescind and annul such acceleration under certain circumstances. See “Modification and Waiver” below.

The Issuer must file annually with the trustee an officers’ certificate stating whether or not it is in default in the performance and observance of any of the terms, provisions and conditions of the indenture and, if so, specifying the nature and status of the default.

The indenture provides that the trustee, within 90 days after the occurrence of a default with respect to the Notes of any series, will give by mail to all holders of such Notes notice of all such defaults known to it, unless such default has been cured or waived; but in the case of a default other than in respect of the payment of the principal of or interest on the Notes of such series, the trustee shall be protected in withholding such notice if a committee of its trust officers in good faith determines that the withholding of such notice is in the interests of the holders of such Notes.

Modification and Waiver

The modification and amendment provisions of the indenture described under “Description of Debt Securities — Modification and Waiver” in the accompanying prospectus will apply to the Notes of each series.

Satisfaction and Discharge of Indenture; Defeasance

The discharge, defeasance and covenant defeasance provisions of the indenture described under “Description of Debt Securities — Satisfaction and Discharge of Indenture; Defeasance” in the accompanying prospectus will apply to the Notes of each series.

Regarding the Trustee

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of the Issuer’s creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Issuer or any of its affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign, subject to its right under the Trust Indenture Act to seek a stay of its duty to resign.

Governing Law

The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

SEC Reports and Reports to Holders

The SEC reports and reports to holders provisions of the indenture described under “Description of Debt Securities — Covenants — Other Covenants” in the accompanying prospectus will apply to the Notes of each series.

Book-Entry, Delivery and Form

DTC, New York, NY, will act as securities depository for the Notes. The Notes will be issued as fully registered Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Investors may elect to hold interests in the Notes through DTC if they are participants in the DTC system, or indirectly through organizations which are participants in the DTC system.

DTC has informed us that DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants, which we refer to in this prospectus supplement as the Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, which eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, which we refer to in this prospectus supplement as Indirect Participants, such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each note, which we refer to in this prospectus supplement as the Beneficial Owner, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmations from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes except in the event that use of the book-entry system for the Notes is discontinued. As a result, the ability of a person having a beneficial interest in the Notes to pledge such interest to persons or entities that do not participate in the DTC system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. In addition, the laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the global Notes will be limited to such extent.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments of principal, interest and premium, if any, on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Issuer on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participant and not of DTC, or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the Issuer’s responsibility and disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Investors electing to hold their Notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC effected in U.S. dollars.

Secondary market sales of book-entry interests in the Notes between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC’s Settlement System.

If DTC is at any time unwilling, unable or ineligible to continue as depository with respect to the Notes of any series and a successor depository is not appointed by the Issuer within 90 days, the Issuer will issue individual Notes of such series in exchange for the Global Security representing such Notes. In addition, the Issuer may, at any time and in its sole discretion and subject to DTC’s procedures, determine not to have the Notes of any series represented by one or more Global Securities and, in such event, will issue individual Notes of such series in exchange for the Global Security or Securities representing such Notes. Also, if an event of default with respect to the Notes of any series shall have occurred and be continuing, the Issuer may, and upon the request of the trustee, shall execute, Notes of such series in definitive form in exchange for the Global Security or Securities representing such Notes. Individual Notes will be issued in denominations of $2,000 and any integral multiple of $1,000 above that amount.

Neither the Issuer nor the trustee will have any responsibility or obligation to participants in the DTC system or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any

Direct or Indirect Participant with respect to any ownership interest in the Notes, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the beneficial owners of the Notes.

The information in this section concerning DTC and its book-entry systems has been obtained from sources that we believe to be reliable. Neither we, the trustee nor the underwriter, dealers or agents are responsible for the accuracy or completeness of this information.

Clearstream and Euroclear

Links have been established among DTC, Clearstream Banking, société anonyme, Luxembourg (“Clearstream Banking SA”) and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the United States.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

Although DTC, Clearstream Banking SA and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

Clearstream Banking SA and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream Banking SA and Euroclear, as participants in DTC.

When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream Banking SA participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. Clearstream Banking SA or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream Banking SA or Euroclear will credit its participant’s account. Credit for the book-entry securities will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream Banking SA or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream Banking SA or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking SA or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream Banking SA or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream Banking SA or Euroclear participant’s account would instead be valued as of the actual settlement date.

Certain Definitions

Set forth below are certain of the defined terms used in the indenture.

“Capital Stock” means, with respect to any person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such person, including, without limitation, preferred stock and any debt security convertible or exchangeable into such equity interest.

“Debt” means, with respect to any person:

(a) the principal of and premium (if any) in respect of any obligation of such person for money borrowed, and any obligation evidenced by Notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

(b) all obligations of such person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction entered into by such person;

(c) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable or similar obligations to a trade creditor arising in the ordinary course of business);

(d) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(e) all obligations of the type referred to in clauses (a) through (d) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(f) all obligations of the type referred to in clauses (a) through (d) of other persons secured by any Lien on any property of such person (whether or not such obligation is assumed by such person); and

(g) to the extent not otherwise included in this definition, hedging obligations of such person.

“Guarantee” means a guarantee on the terms set forth in the indenture by a Guarantor of the Issuer’s obligations with respect to the Notes.

“Guarantor” means each of Willis Netherlands Holdings B.V., a company organized and existing under the laws of the Netherlands, Willis Investment UK Holdings Limited, a company organized and existing under the laws of England and Wales, TA I Limited, a company organized and existing under the laws of England and Wales, Trinity Acquisition plc, a company organized and existing under the laws of England and Wales, Willis Group Limited, a company organized and existing under the laws of England and Wales, Willis North America Inc., a Delaware corporation, and any other person that becomes a Guarantor pursuant to the indenture.

“Lien” means, with respect to any property of any person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property (including any capital lease obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any sale and leaseback transaction).

“Permitted Lien” means Liens on the Capital Stock of a Significant Subsidiary to secure Debt incurred to finance the purchase price of such Capital Stock; provided that any such Lien may not extend to any other property of Willis Group Holdings Public Limited Company or any other subsidiary of Willis Group Holdings Public Limited Company and provided further that such Debt matures within 180 days from the date such Debt was incurred.

“Significant Subsidiary” means any subsidiary that would be a “Significant Subsidiary” of a specified person within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

CERTAIN MATERIAL INCOME TAX CONSEQUENCES

Irish Taxation

The following is a summary of certain Irish tax consequences of the purchase, ownership and disposal of the Notes. It applies to you if you are the absolute beneficial owner of Notes. The summary does not apply to certain other classes of persons, such as dealers in securities. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this prospectus supplement (and these laws and practice are subject to prospective or retroactive change). The summary does not constitute tax or legal advice and is of a general nature only.

Please consult your own tax advisor concerning the tax consequences of owning these Notes in your particular circumstances.

Irish Withholding Taxes

No Irish interest withholding tax will be deducted from interest payments made by the Issuer to you in respect of the Notes, provided the Notes remain quoted on a recognized stock exchange and are held in a recognized clearing system.

Though there is no definitive list of ‘‘recognized stock exchanges’’, the generally accepted position is that the Channel Islands Stock Exchange qualifies as a ‘recognized stock exchange’ on the basis that it is regulated and has substantially the same level of recognition in the Channel Islands as the Irish Stock Exchange has in Ireland. The DTC, Clearstream Banking SA and Euroclear all qualify as ‘‘recognized clearing systems’’.

If you appoint a person in Ireland to collect interest payments on the Notes on your behalf, Irish encashment tax (currently 20%) may be deducted by the Irish collection agent from the interest payments. You may claim an exemption from this encashment tax if you are the beneficial owner of the interest, are not tax resident in Ireland and make a written declaration to this effect to the collecting agent.

Irish Income Tax

Generally, if you are a person who is tax resident in Ireland, you will be subject to Irish tax on your worldwide income (including interest earned on the Notes). You will be obliged to account for any Irish tax on a self-assessment basis; there is no requirement for the Irish Revenue Commissioners to issue or raise an assessment.

If you are a person who is not tax resident in Ireland, you will generally only be subject to Irish tax on your Irish source income (again, on a self-assessment basis). Interest payable on the Notes may be regarded as Irish source income on the basis that the Notes may be treated as located in Ireland because the Issuer resides in Ireland. However, provided the Notes remain quoted on a recognized stock exchange and are held in a recognized clearing system, you will be exempt from Irish income tax on interest paid in respect of the Notes if you are regarded, for the purposes of section 198 of the Taxes Consolidation Act 1997 of Ireland, as being a resident of a ‘‘relevant territory’’ (and you are not tax resident in Ireland).

A ‘‘relevant territory’’ means a member state of the European Communities (other than Ireland) or a territory with which Ireland has a double tax treaty (containing an article dealing with interest or income from debt claims) that either (a) has the force of law or (b) will have, on completion of the necessary procedures, the force of law. A list of the territories with which Ireland has entered into a double tax treaties is available on www.revenue.ie.

If the above exemption does not apply to you, it is understood that there is a long standing unpublished practice of the Irish Revenue Commissioners that no action will be taken to pursue any liability to such Irish tax if you are not resident in Ireland, unless you:

(a) are chargeable to Irish tax in the name of another person (including a trustee) or in the name of an agent or branch in Ireland having the management or control of the interest;

(b) seek to claim relief or repayment of tax deducted at source in respect of taxed income from Irish sources; or

(c) are chargeable to Irish corporation tax on the income of an Irish branch or agency or to income tax on the profits of a trade carried on in Ireland to which the interest is attributable.

There is no assurance that this practice will continue to apply.

Irish Capital Gains Tax

If you are not tax resident (or ordinarily resident) in Ireland, you will not be subject to Irish tax on capital gains arising on a disposal of the Notes, provided you do not hold the Notes for the use of or for the purposes of an Irish branch or agency.

If you are tax resident (or ordinarily resident) in Ireland, you may be subject to Irish tax on capital gains arising on a disposal of the Notes if the Notes constitute a “debt on a security’’. Broadly, a “debt on a security’’ includes a debt security whose value can vary in accordance with market conditions so that a holder could make a profit on its disposal.

Irish Gift and Inheritance Tax

If the Notes are comprised in a gift or inheritance, Irish capital acquisitions tax (currently 25%) may apply to the donee (or successor) if:

(a) the disponer of the gift or inheritance is Irish domiciled, resident or ordinarily resident;

(b) the recipient of the gift or inheritance is resident or ordinarily resident in Ireland; or

(c) the Notes are regarded as property located in Ireland.

Because the Notes could be regarded as property located in Ireland, a recipient of a gift or inheritance of the Notes may be liable to Irish capital acquisitions tax (even though neither the disponer nor the recipient may be domiciled, resident or ordinarily resident in Ireland at the relevant time).

Irish Stamp Duty

No Irish stamp duty is payable on the issue of the Notes. No Irish stamp duty is payable on the transfer of the Notes.

United States Taxation

This section describes the material United States federal income tax consequences of owning the Notes offered in this offering. It applies to you only if you acquire Notes in the offering at the offering price and you hold your Notes as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank or other financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns Notes as part of a straddle or conversion transaction for United States federal income tax purposes; or

•	a United States holder (as defined below) whose functional currency for United States federal income tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section does not address the effect of United States federal alternative minimum tax, gift or estate tax laws, or any state, local or non-U.S. tax laws.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

This section does not address the new 3.8% United States tax on investment income of certain United States persons, which is scheduled to take effect in 2013. Investors should consult their own advisors regarding the possible application of this tax.

Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Internal Revenue Code and the laws of any other Taxing Jurisdiction.

United States Holders

This subsection describes the United States federal income tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, of any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) it was in existence on August 20, 1996 and certain other conditions apply.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Make-Whole Redemption.  The Company believes that the possibility of a redemption at a price greater than the principal amount of the Notes is remote and therefore the rules governing contingent payment debt instruments should not apply to the Notes. See “Description of Notes — Optional Redemption.”

Payments of Interest.  You will be taxed on interest (including Additional Amounts, if any, and any non-U.S. taxes withheld on payments of interest or Additional Amounts) on your note as ordinary income at the time you receive (or are deemed to receive) the interest or when it accrues, depending on your method of accounting for United States federal income tax purposes.

Interest income (including Additional Amounts, if any) on a note generally will constitute foreign source income and generally will be considered “passive category income” in computing the foreign tax credit allowable to United States holders under United States federal income tax laws.

Purchase, Sale and Retirement of the Notes.  Your tax basis in your note generally will be its cost. Unless a non-recognition provision applies, you will generally recognize U.S. source capital gain or loss on the sale, exchange, retirement or other taxable disposition of your note equal to the difference between the amount you realize on such disposition (excluding any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income), and your tax basis in your note. Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to certain limitations.

United States Alien Holders

This subsection describes the United States federal income tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a note and are not a United States holder (as described above) or a partnership (including any entity treated as a partnership) for United States federal income tax purposes.

If you are a United States holder, this subsection does not apply to you.

Subject to the discussion below under the caption “Backup Withholding and Information Reporting,” the interest income that you derive in respect of the Notes generally will be exempt from United States federal income taxes and United States withholding tax on payments of interest, unless such income is effectively connected with the conduct by you of a trade or business in the United States.

If you are a United States alien holder, subject to the discussion below under the caption “Backup Withholding and Information Reporting,” any gain you realize on a sale of the Notes generally will be exempt from United States federal income tax, including United States withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or

•	you are a former citizen or permanent resident of the United States subject to certain United States federal income tax laws regarding expatriates.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to payments of principal and interest on a Note, and the proceeds of a sale of a Note, made to United States holders. Backup withholding may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number and otherwise comply with the applicable backup withholding rules. Certain persons and United States alien holders which provide an appropriate certification and otherwise qualify for exemption are not subject to backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a holder generally may be claimed as a credit against such holder’s United States federal income tax liability, if any, and may entitle such holder to a refund from the IRS, provided such holder timely furnishes the required information to the IRS.

Recently enacted legislation requires certain United States holders to report information to the IRS with respect to their investment in the Notes if the Notes are not held through a custodial account with a U.S. financial institution. Investors who fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in the Notes.

THE IRISH AND UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE UNITED STATES FEDERAL, IRISH OR OTHER TAX LAWS.

UNDERWRITING

Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers and underwriters of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the principal amount of the Notes set forth opposite the underwriter’s name in the table below.

	Principal	Principal
	Amount	Amount
	2016	2021
Underwriter	Notes	Notes

Barclays Capital Inc.	$82,500,000	$137,500,000
Goldman, Sachs & Co.	37,500,000	62,500,000
Morgan Stanley & Co. Incorporated	37,500,000	62,500,000
Willis Securities, Inc.	30,000,000	50,000,000
Citigroup Global Markets Inc.	25,500,000	42,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	15,000,000	25,000,000
J.P. Morgan Securities LLC	15,000,000	25,000,000
Keefe, Bruyette & Woods, Inc.	15,000,000	25,000,000
RBS Securities Inc.	12,000,000	20,000,000
SunTrust Robinson Humphrey, Inc.	12,000,000	20,000,000
ING Financial Markets LLC	6,000,000	10,000,000
Lloyds Securities Inc.	6,000,000	10,000,000
Wells Fargo Securities, LLC	6,000,000	10,000,000
	$300,000,000	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the Notes to dealers at the public offering price less a concession not to exceed 0.35% of the principal amount of the 2016 Notes and 0.40% of the principal amount of the 2021 Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by
the Issuer

Per 2016 Note	0.60%
Per 2021 Note	0.65%

In connection with the offering, Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of the Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Barclays Capital Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses (including underwriting discounts) for this offering will be $6.1 million.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Certain affiliates of the underwriters have committed amounts to our senior credit facilities as lenders. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. See also “Conflicts of Interest.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Notes described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

•	in any other circumstances falling within Article 3 (2) of the Prospectus Directive, provided that no such offer of Notes shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Notes described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD

Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the Notes have not authorized and do not authorize the making of any offer of Notes through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the Notes as contemplated in this prospectus. Accordingly, no purchaser of the Notes, other than the underwriter, is authorized to make any further offer of the Notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

CONFLICT OF INTEREST

Trinity Acquisition plc has entered into an agreement with GSMP V Onshore International, Ltd., GSMP V Offshore International, Ltd., GSMP V Institutional International, Ltd., GSLP I Offshore Investment Fund A, L.P., GSLP I Offshore Investment Fund B, L.P., GSLP I Offshore Investment Fund C, L.P., GSLP I Onshore Investment Fund, L.L.C, all of which are affiliates of Goldman, Sachs & Co., and Highbridge Mezzanine Partners Onshore Lux S.À R.L., Highbridge Mezzanine Partners Offshore Lux S.À R.L. and Highbridge Mezzanine Partners Institutional Lux S.À R.L to repurchase $465.0 million aggregate principal amount of its 12.875% Notes at a price that represents a slight discount to the make-whole redemption amount provided in the indenture governing the 12.875% Notes. The parties’ obligations to purchase and sell the 12.875% Notes is conditioned on and subject to the completion of this offering. Because affiliates of Goldman, Sachs & Co. will receive more than 5% of the net proceeds of this offering, the offering will be conducted in accordance with Rule 5121 of the Conduct Rules of the National Association of Securities Dealers, as administered by the Financial Industry Regulatory Authority, Inc. or FINRA Rule 5121.

Willis Securities, Inc., also known as Willis Capital Markets & Advisory, is an affiliate of ours and is presumed to have a “conflict of interest” with us under FINRA Rule 5121. Accordingly, Willis Securities, Inc.’s interest may go beyond receiving customary underwriting discounts and commissions. In particular, there may be a conflict of interest between Willis Securities, Inc.’s own interests as underwriter (including in negotiating the public offering price) and the interests of the Issuer. Because of this conflict of interest, this offering is being conducted in accordance with the applicable provisions of FINRA Rule 5121. Pursuant to FINRA Rule 5121, no sale of the shares shall be made to an account over which Willis Securities, Inc. exercises discretion without the prior specific written consent of the account holder.

LEGAL OPINIONS

The validity of the Notes offered hereby and the related guarantees will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York; certain legal matters governed by Irish law will be passed upon for us by Matheson Ormsby Prentice; certain legal matters governed by Dutch law will be passed upon for us by Baker & McKenzie Amsterdam N.V. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from Willis Group Holdings Public Limited Company’s Current Report on Form 8-K, filed on March 14, 2011 and the effectiveness of Willis Group Holdings Public Limited Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

EXPLANATORY NOTE

Willis Group Holdings Limited filed Post-Effective Amendment No. 1, Post-Effective Amendment No. 2 and Post-Effective Amendment No. 3 to its Registration Statement on Form S-3 (Registration Number 333-160129) filed with the SEC on June 19, 2009. No other changes were made to the base prospectus that is included in such Registration Statement.

The following language replaces in its entirety the language contained under “Incorporation by Reference” in the Base Prospectus:

INCORPORATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities registered by the registration statements of which this prospectus is a part:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 28, 2011; and

•	Our Current Report on Form 8-K filed on March 14, 2011.

The Company makes available, free of charge through our website at www.willis.com, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and Forms 3, 4, and 5 filed on behalf of directors and executive officers, as well as any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Nothing contained herein shall be deemed to incorporate information furnished to but not filed with the SEC. Unless specifically incorporated by reference in this prospectus, information on our website is not a part of the registration statement. You may also request a copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing or telephoning us at the following address or telephone number:

Willis Group Holdings Public Limited Company
One World Financial Center
200 Liberty Street, 7th Floor
New York, New York 10281
Attention: Investor Relations
Telephone: (212) 915-8084

Willis Group Holdings Public Limited Company
$300,000,000 4.125% Senior Notes due 2016 and
$500,000,000 5.750% Senior Notes due 2021

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Barclays Capital	Goldman, Sachs & Co.	Morgan Stanley

Transaction Advisor and Joint Lead Manager

Willis Capital Markets & Advisory

Joint Lead Managers

Citi	BofA Merrill Lynch	J.P. Morgan

Keefe, Bruyette & Woods	RBS	SunTrust Robinson Humphrey

Co-Managers

ING	Lloyds Securities	Wells Fargo Securities

March 14, 2011